Exhibit 99.1

SANDSTORM GOLD TO RELEASE FOURTH QUARTER AND ANNUAL RESULTS ON FEBRUARY 21

Vancouver, British Columbia — February 17, 2017 Sandstorm Gold Ltd. (“Sandstorm”) (NYSE MKT: SAND, TSX: SSL) will release its 2016 fourth quarter and annual results on Tuesday, February 21, 2017.

A conference call will be held on Wednesday, February 22, 2017 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688

North American Toll-Free: (+1) 888 390 0546
Conference ID: 51266881
Webcast URL: http://ow.ly/Z5RU3094L8D

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 142 streams and royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178